AMENDMENT NO. 1 TO

NET INVESTMENT INCOME MAINTENANCE AGREEMENT

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

This Amendment, effective as of May 1, 2023, is to the Net Investment Income Maintenance Agreement (the “Agreement”) dated March 18, 2020, by and between Allianz Variable Insurance Products Trust, a Delaware statutory trust (the “Trust”), on behalf of the AZL Government Money Market Fund series of the Trust (the “Fund”), Allianz Investment Management LLC, a Minnesota limited liability company (the “Investment Adviser”), and Allianz Life Financial Services, LLC, a Minnesota limited liability company (the “Distributor”).

WHEREAS, the Trust, Investment Adviser and Distributor entered into the Agreement in order to maintain the Fund’s daily Net Investment Income (as defined in the Agreement) at or in excess of zero as set forth in the Agreement;

WHEREAS, the Trust, Investment Adviser and Distributor wish to amend Section 1.5 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Section 1.5 of the Agreement is removed and replaced with the following:

Right of Recovery. Any amount waived, reimbursed or paid by the Investment Adviser under this Agreement shall be an obligation of the Fund to the Investment Adviser, and shall be payable on any day on which the Fund’s Net Investment Income exceeds zero. If and to the extent that such recovery payment by the Fund to the Investment Adviser would cause the Fund’s Net Investment Income to fall below zero, such payment shall be deferred until such date on which the payment would not cause the Fund to have a Net Investment Income of less than zero. However, the Investment Adviser’s right to receive such recovery payment expires three years after the waiver, reimbursement or payment, calculated monthly from when the waiver, reimbursement or payment was recorded.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Allianz Investment Management LLC		Allianz Variable Insurance Products Trust

By:	/s/ Brian Muench	By:	/s/ Mike Tanski
	Name: Brian Muench		Name: Michael Tanski
	Title: President		Title: Vice President, Operations

Allianz Life Financial Services, LLC

By:	/s/ Corey Walther
Name: Corey J. Walther
Title: President